Exhibit 99.1

EXFO Announces the Filing of its Circular in Connection with the Special Meeting of Shareholders and Receives Interim Order

Board of Directors Unanimously Recommends Shareholders Vote in Favour of the Arrangement

QUEBEC CITY, July 16, 2021 - EXFO Inc. (NASDAQ: EXFO; TSX: EXF) (“EXFO” or the “Corporation”) announces the filing of its management proxy solicitation circular (the “Circular”) and related proxy materials in connection with the special meeting of shareholders (the “Special Meeting”) to consider a special resolution approving the previously announced statutory plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act pursuant to which 11172239 Canada Inc. (the “Purchaser”), a corporation controlled by Germain Lamonde, EXFO’s founder and controlling shareholder, will acquire 100% of EXFO’s subordinate voting shares (the “Subordinate Voting Shares”) for US$6.00 per Subordinate Voting Share, except for the Subordinate Voting Shares already controlled, directly or indirectly, by Germain Lamonde and Philippe Morin (the “Excluded Shares”) (assuming an agreement is reached between Mr. Lamonde and Mr. Morin such that Mr. Morin becomes a shareholder of the Purchaser).

Pursuant to an interim order obtained on July 15, 2021, the Special Meeting will be held on August 13, 2021 at 10:00 a.m. (Québec City time) exclusively in virtual format. Shareholders of record as of the close of business on June 22, 2021 will be entitled to receive notice of, to participate in, and to vote at the Special Meeting. The Circular and related proxy materials will be mailed to shareholders and will also be available under EXFO’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Details on the virtual Special Meeting and how shareholders can access the Special Meeting will be set out in the Circular.

Act Now To Secure Premium Consideration and Certainty of Value

The Consideration to be paid to the holders of Subordinate Voting Shares (other than to the holders of the Excluded Shares), provides:

•	a 62% premium to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market on June 4, the last trading day before the offer was made;

•	a 63% premium to the 20-trading day volume-weighted average price on the Nasdaq Global Select Market up until June 4, the last trading day before the offer was made; and

•	the certainty of an all-cash offer and immediate liquidity.

Furthermore, Mr. Germain Lamonde, who controls, directly or indirectly, 61.46% of the issued and outstanding shares of EXFO and 93.53% of the voting rights attached to all the issued and outstanding shares of EXFO, has unequivocally stated that he would not consider any alternative change of control transaction.

All of the directors who own or control Subordinate Voting Shares (directly or indirectly) and certain officers who collectively own or exercise control or direction over approximately 17.54% of the Subordinate Voting Shares and 93.78% of the outstanding voting rights attached to all of the issued and outstanding shares of the Corporation, have entered into Directors & Officers Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares IN FAVOUR of the special resolution approving the Arrangement.

The board of directors of EXFO (with Mr. Germain Lamonde and Mr. Philippe Morin having recused themselves), acting on the unanimous recommendation of the special committee comprised entirely of independent directors, unanimously approved the Arrangement and unanimously recommends that shareholders vote IN FAVOUR of the Arrangement at the Special Meeting.

Implementation of the Arrangement will be subject to the approval of at least (i) two-thirds (66 2/3%) of the votes cast by shareholders virtually present or represented by proxy at the Special Meeting, voting as a single class (each holder of Subordinate Voting Shares being entitled to one vote per Subordinate Voting Share and each holder of multiple voting shares being entitled to ten votes per multiple voting share); and (ii) because the proposed transaction is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the approval of the majority of the holders of Subordinate Voting Shares virtually present or represented by proxy at the Special Meeting, excluding the votes of shareholders whose votes are required to be excluded for the purposes of “minority approval”, namely the Excluded Shares, under MI 61-101 in the context of a “business combination” (the “Minority Approval”).

Voting Instructions

Shareholders are urged to ensure that proxies are received by the Corporation’s depository, AST Trust Company (Canada), at 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, Attention: Proxy Department, or at 2001 Robert Bourassa Boulevard, Suite 1600, Montreal, Québec, H3A 2A6, Attention: Proxy Department, by no later than 10:00 a.m. (Québec City time) on August 11, 2021 (or 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened special shareholders’ meeting if the Special Meeting is adjourned or postponed). Late proxies may be accepted or rejected by the Chair of the Special Meeting at his or her discretion, and the Chair of the Special Meeting is under no obligation to accept or reject any particular late proxy.

If shareholders have any questions about the information contained in the Circular or require assistance in completing the form of proxy, they can contact EXFO’s proxy solicitor, D.F. King Canada, a division of AST Investor Services Inc. (Canada) toll-free in North America at 1 (866) 822-1242, direct at (416) 682-3825 or by email at inquiries@dfking.com. Questions on how to complete the letter of transmittal, should be directed to EXFO’s depositary, AST Trust Company (Canada), at 1 (800) 387-0825 (toll-free within North America) or at (416) 682-3860 (outside of North America) or by email at inquiries@astfinancial.com.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell EXFO’s Subordinate Voting Shares. The full details of the Arrangement are described in the Circular (including the related letter of transmittal and all other offer documents filed by EXFO with the United States Securities and Exchange Commission (the “SEC”)), which is available without charge on the SEC’s website at www.sec.gov or by calling EXFO’s Corporate Secretary at (418) 683-0913, Ext. 23704. Offer documents required to be filed in Canada are also available without charge at www.sedar.com. Shareholders are urged to read these materials carefully.

In connection with the transaction, the Corporation will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATION, THE TRANSACTION, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Corporation, the transaction, and related matters, without charge from the SEC’s website (http://www.sec.gov).

The Corporation and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the Arrangement. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed plan of arrangement and the Circular, which are attached as exhibits thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the Circular.

Caution Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. In addition, this press release also contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. More particularly and without restriction, this press release contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the proposed transaction for EXFO, its employees, business partners, shareholders and other stakeholders, including future financial and operating results, plans, objectives, expectations and intentions of the Purchaser or EXFO, and the anticipated timing of the Special Meeting and of the completion of the proposed transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and timing of the completion of the proposed transaction, EXFO has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder (including the Minority Approval) and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the proposed transaction; and other expectations and assumptions concerning the proposed transaction. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the Minority Approval) and court approvals, the necessity to extend the time limits for satisfying the other conditions to the completion of the proposed transaction or the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the agreement providing for the Arrangement (the “Arrangement Agreement”), a superior proposal for the Corporation. Although EXFO believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, that the proposed transaction will be completed or that it will be completed on the terms and conditions contemplated in this press release. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

Risks and uncertainties inherent in the nature of the proposed transaction include, without limitation, the failure of the parties to obtain the necessary shareholder (including the Minority Approval) and court approvals or to otherwise satisfy the conditions to the completion of the proposed transaction; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner; significant transaction costs or unknown liabilities; the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the Arrangement Agreement, a superior proposal for the Corporation; the failure to realize the expected benefits of the proposed transaction; and general economic conditions. Failure to obtain the necessary shareholder (including the Minority Approval) and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the proposed transaction or to complete the proposed transaction, may result in the proposed transaction not being completed on the proposed terms, or at all. In addition, if the proposed transaction is not completed, and EXFO continues as an independent entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Corporation to the completion of the proposed transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, the failure of EXFO to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in it being required to pay a fee to Purchaser, the result of which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations. Consequently, the reader is cautioned not to place undue reliance on the forward-looking statements and information contained in this press release. Further information regarding these and other risks, uncertainties or factors is included in EXFO’s filings with the SEC as well as the Schedule 13E-3 transaction statement and Circular.

The forward-looking statements in this document reflect the Corporation’s expectations on the date hereof and are subject to change after that date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About EXFO

EXFO develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

For more information, contact:

D.F. King Canada
1-866-822-1242 (toll-free within North America) or at 416-682-3825 (outside of North America)
inquiries@dfking.com

For questions on completing the letter of transmittal:

AST Trust Company (Canada)
1-800-387-0825 (toll-free within North America) or at (416) 682-3860 (outside of North America)
inquiries@astfinancial.com

For company information:
Vance Oliver, Director, Investor Relations,
(418) 683-0913, ext. 23733,
vance.oliver@exfo.com